UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 21 November 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

21 November 2014

For more details contact:

Henrika Ninham
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Results of Harmony's annual general meeting

Johannesburg: Friday, 21 November 2014: Harmony Gold Mining Company Limited ('Harmony' or 'the Company) advises shareholders that, at Harmony's annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the Company's 2014 integrated annual report. There were 435 842 547 ordinary shares in issue as at the date of annual general meeting.

The voting results of the resolutions were as follows:

Ordinary resolution 1:	Re-election of director: Ken Dicks			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.66%	0.34%	291 923 726	67%	15%

Ordinary resolution 2:	Re-election of director: Simo Lushaba			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.69%	0.31%	316 530 229	73%	9%

Ordinary resolution 3:	Re-election of director: Mavuso Msimang			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.72%	0.28%	355 553 348	82%	0.03%

Ordinary resolution 4:	Re-election of director: John Wetton			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.69%	0.31%	316 531 930	73%	8.99%

Ordinary resolution 5:	Re-election of audit and risk committee member: John Wetton			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.96%	0.04%	355 555 553	82%	0.03%

Ordinary resolution 6:	Re-election of audit and risk committee member: Fikile De Buck			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.96%	0.04%	355 554 612	82%	0.03%

Ordinary resolution 7:	Re-election of audit and risk committee member: Simo Lushaba			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.96%	0.04%	355 556 089	82%	0.03%

Ordinary resolution 8:	Re-election of audit and risk committee member: Modise Motloba			
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.96%	0.04%	355 553 300	82%	0.03%

Ordinary resolution 9:	Re-election of audit and risk committee member: Karabo Nondumo				
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.96%	0.04%	355 555 317	82%	0.03%	

Ordinary resolution 10:	Reappointment of external auditors: PricewaterhouseCoopers Incorporated				
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.98%	0.02%	355 517 226	82%	0.04%	

Ordinary resolution 11:	Approval of remuneration policy				
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
53.24%	46.76%	354 936 929	81%	0.17%	

Special resolution 1:	Non-executive director's remuneration: The board withdrew the proposed 6% increase in fees. An additional attendance fee of R10,000 per board meeting was approved.				
Shares voted for (%total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.86%	0.14%	354 936 195	81%	0.17%	

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director